Intrepid Capital Management Funds Trust
c/o U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 21, 2020

VIA EDGAR TRANSMISSION

Mr. David Orlic and Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    Intrepid Capital Management Funds Trust (the “Trust”)
File No.: 333-118634
Regarding the merger of the Intrepid Select Fund into the Intrepid Disciplined Value Fund

Dear Mr. Orlic and Mr. Manion:

On behalf of the Trust, I hereby submit this application for withdrawal of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement Filed on Form N-14 pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”) (SEC Accession No. 0000894189-20-009435). No securities were sold in connection with Pre-Effective Amendment No. 1.

The Form N-14 Registration Statement was filed pursuant to Rule 145 under the 1933 Act on November 25, 2020 for the purpose of merging the Intrepid Disciplined Value Fund (the “Acquired Fund”), a series of the Trust, into the Intrepid Endurance Fund (the “Acquiring Fund”), also a series of the Trust. On December 7, 2020, the Trust filed Pre-Effective No. 1 to the information statement on Form N-14 for the purpose of incorporating by reference to the Trust’s Annual Report on Form N-CSR. The Trust is withdrawing Pre-Effective No. 1 due to the use of the incorrect 1933 Act registration number in association with the filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Pre-Effective Amendment No. 1 has been signed by the President of the Trust this 21st day of December, 2020.

If you have any questions regarding this application for withdrawal, please contact Alyssa Bernard of U.S. Bank Global Fund Services, the Trust’s Administrator, at (920) 360-7173 or alyssa.bernard@usbank.com.

Sincerely,

/s/ Mark F. Travis

Mark F. Travis
President, Intrepid Capital Management Funds Trust